UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Diamond Offshore 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Diamond Offshore Drilling, Inc.

15415 Katy Freeway

Houston, Texas 77094

REQUIRED INFORMATION

Item 4.

The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2013 (attached).

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN

Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013,

Supplementary Information as of December 31, 2013

and Reports of Independent Registered Public Accounting Firms

DIAMOND OFFSHORE 401(k) PLAN

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee

Diamond Offshore 401(k) Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Diamond Offshore 401(k) Plan (the Plan) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Weaver and Tidwell, LLP
Houston, Texas
June 16, 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee

Diamond Offshore 401(k) Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Diamond Offshore 401(k) Plan (the Plan) as of December 31, 2012. This financial statement is the responsibility of Plan management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ McConnell & Jones, LLP
Houston, Texas
June 17, 2013

Diamond Offshore 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets:
Investments at fair value	$501,201,758	$403,291,378
Receivables:
Participant contributions	468,055	277,083
Employer contributions	4,161,452	3,395,558
Notes receivable from participants	14,552,157	14,253,428

Total receivables	19,181,664	17,926,069
Net assets, at fair value	520,383,422	421,217,447
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,418,264)	(2,852,997)

Net Assets Available for Benefits	$518,965,158	$418,364,450

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
ADDITIONS:
Investment income:
Interest income on investments	$1,088,051
Dividends	13,307,367
Net appreciation in fair value of investments	56,644,117

Net investment income	71,039,535

Interest income on notes receivable from participants	593,046

Contributions:
Employer	30,180,561
Participants	26,507,957
Rollovers	2,068,989

Total contributions	58,757,507

Total additions	130,390,088

DEDUCTIONS:
Benefits paid directly to participants	$(29,780,653)
Other expenses	(8,727)

Total deductions	(29,789,380)

Net Increase	100,600,708
Net Assets Available for benefits, Beginning of Year	418,364,450

Net Assets Available for benefits, End of Year	$518,965,158

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

1. Description of Plan

The Diamond Offshore 401(k) Plan, or the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the IRC.

In June 2013, participants of the Plan were notified of the transition of the Diamond Stock Fund from a unitized stock fund to a real-time traded stock fund effective August 1, 2013. We periodically review the options available through the Plan to continue to help participants meet their financial goals and investment objectives.

Administration – The Plan is administered through an administrative and investment committee appointed by our Board of Directors. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.

Plan Expenses – There were no direct administrative expenses charged to the Plan and paid by us in 2013. Participants’ accounts were charged $8,727 in the aggregate for portfolio advisory services and other fees by Fidelity for the year ended December 31, 2013. Expenses may be allocated among all participants’ accounts or, charged to individual accounts for expenses directly related to a participant.

Participants – Employees of the Participating Employers become participants of the Plan on the first enrollment date, as defined in the Plan and subsequent amendments, following their hire date.

Contributions –

•	Employee contributions/deferrals—Each participant may make voluntary before-tax or Roth contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to a federally mandated limitation of $17,500 for the year ended December 31, 2013. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax and/or Roth contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax, Roth, and after-tax maximums. The maximum for these catch-up contributions was $5,500 for the year ended December 31, 2013. Participants are also permitted to make a rollover contribution of qualifying amounts distributed to them directly from another qualified retirement plan.

•	Profit sharing contributions—A profit sharing contribution, determined annually by our Board of Directors, may be made at our discretion to all participants without regard to employee contributions to the plan. Our profit sharing contribution percentage was 4% of each eligible employee’s qualified yearly earnings for the year ended December 31, 2013 as defined by the Plan.

•	Employer matching contributions—The Participating Employers also make matching contributions equal to 100% of the first 6% of each contributing employee’s qualified annual compensation on a before-tax and/or Roth elective deferral basis. Contributions to the Plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her contributions shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement.

Investment Funds – The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity U.S. Treasury Money Market Fund, the Fidelity Managed Income Portfolio II, or the MIP II Fund, and Diamond Offshore Drilling, Inc. Common Stock (DO Common Stock). Investment elections to DO Common Stock are limited to no more than 25% of a participants’ total election. Prior to August 1, 2013, our investment options included the DO Stock Fund, a unitized employer stock fund comprised of the underlying common stock of Diamond Offshore and a short-term cash component.

Plan participants, at their sole discretion, may transfer amounts between the various investment options, including DO Common Stock. Transfers that would cause the value of the DO Common Stock account to exceed 25% of the value of the Plan participant’s account are disregarded and such amounts remain invested in the investment fund from which the transfer was initiated.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Individual participant accounts invested in the MIP II Fund are maintained on a unit value basis as of December 31, 2013. Participants do not have beneficial ownership in specific underlying securities or other assets in the funds, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Vesting – Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers (including all employer profit sharing contributions for years prior to January 1, 2007). Employer profit sharing contributions for years beginning on or after January 1, 2007 are fully vested after the lapse of three years from the participant’s original hire date.

Forfeitures – Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied first to reduce direct administrative expenses charged to the Plan, if any, for the year, and next, to reduce the Participating Employers contributions to the Plan. During 2013, we used $186,000 from the forfeiture account to reduce our profit sharing contributions. As of December 31, 2013 and 2012, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were $2,348 and $1,646, respectively.

Notes receivable from participants – Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:

•	one-half of the vested value of the account or

•	$50,000.

The notes receivable are secured by the balance in the participant’s account and bear interest at prime + 1.0%, with varying maturity dates, typically not exceeding five years. Principal and interest is paid ratably through monthly payroll deductions.

Distributions – Upon separation of service, each participant may elect to receive their entire account balance in a single lump-sum cash payment, leave their account invested in the Plan or choose a direct rollover to an eligible retirement plan. To the extent the participant’s accounts are invested in DO Common Stock, the participant may elect payment in whole shares of such stock with any fractional shares paid in cash or a lump-sum cash payment. A participant’s account with a vested interest of $1,000 or less is automatically distributed in a lump-sum cash payment.

Plan Termination – Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, or GAAP.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 below.

MIP Funds or investment contracts held by a defined contribution plan are required to be reported at fair value. See Note 5. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. This is because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments, such loans are considered delinquent loans, or delinquent participant notes receivable, as specified in the Plan. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits – Benefit payments are recorded when paid.

Expenses – The Plan Sponsor pays certain administrative expenses of the Plan, as provided in the plan document.

3. Fair Value Measurements

The Plan’s investments are stated at fair value using a fair value hierarchy prescribed by GAAP that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of input that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. Level 1 investments include investments in money market, mutual funds and DO Common Stock.

Level 2 – Inputs to the valuation methodology include

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 assets include investment in the MIP II Fund (a stable value fund) at December 31, 2013 and 2012, and the DO Stock Fund at December 31, 2012.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. At December 31, 2013 and 2012, the Plan did not hold any Level 3 investments.

Following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

•	Mutual Funds—Shares of mutual funds, which are registered securities, are valued at quoted market prices, representing the net asset value, or NAV, of shares held by the Plan at year end. The mutual funds held by the Plan are deemed to be actively traded.

•	DO Common Stock—Shares of publicly traded common stock of Diamond Offshore are valued based on quoted market prices. Prior to August 1, 2013, our Plan assets included the DO Stock Fund, a unitized employer stock fund. The value of a unit was based on the NAV, which was the closing market price of the underlying common stock of Diamond Offshore on the New York Stock Exchange and the short-term cash position, divided by the number of units outstanding of shares held by the Plan at December 31, 2012.

•	Stable Value Funds—The MIP II Fund is a common/collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature, which among other things, guarantees that participant-initiated withdrawals from the fund will be covered at contract value. The MIP II Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and governmental bonds, mortgage-backed securities, bond funds, and other fixed income securities. The Plan is required to provide a one (1) year redemption notice to liquidate its entire share in the MIP II Fund. The MIP II Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value is equal to the sum of the market value of all the funds underlying investments and contract value is equal to the sum of all of the benefits owed to the participants in the fund (principal plus accrued interest). We classify the investment in the MIP II Fund as Level 2 because participants may ordinarily direct the withdrawal or transfer of all, or a portion of, their investment at NAV (contract value) in the near term. See Note 5.

In accordance with GAAP, the MIP II Fund is reported at fair value in the statements of net assets available for benefits and an additional line item is presented to adjust from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is presented on a contract value basis.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2		Level 3		Total
Money Market Funds	$5,882,016	$		$		$5,882,016
Mutual Funds:
Target date retirement funds	100,394,578					100,394,578
International equity funds	32,727,829					32,727,829
Income funds	44,680,314					44,680,314
Growth funds	109,402,438					109,402,438
Growth and income funds	89,374,504					89,374,504

Total mutual funds	376,579,663					376,579,663

DO Common Stock	17,985,343					17,985,343
Stable Value Fund			100,754,736			100,754,736

Total assets at fair value	$400,447,022		$100,754,736		$—	$501,201,758

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2		Level 3		Total
Money Market Funds	$4,653,214	$		$		$4,653,214
Mutual Funds:
Target date retirement funds	78,858,934					78,858,934
International equity funds	19,483,701					19,483,701
Income funds	42,049,509					42,049,509
Growth funds	71,415,752					71,415,752
Growth and income funds	62,694,688					62,694,688

Total mutual funds	274,502,584					274,502,584

DO Stock Fund			18,935,425			18,935,425
Stable Value Fund			105,200,155			105,200,155

Total assets at fair value	$279,155,798		$124,135,580		$—	$403,291,378

4. Investments

The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2013 and 2012:

Description of Investment	2013	2012
Fidelity Managed Income Portfolio II*	$100,754,736	$105,200,155
Fidelity Growth Company Fund*	52,267,162	37,908,579
Dodge & Cox Stock Fund	50,321,336	32,454,180
PIMCO Total Return Fund—Institutional	44,680,314	42,049,509
American Funds EuroPacific Growth Fund R6	32,727,829	19,483,701	**

*	Party-in-interest
**	Represents less than 5% at December 31, 2012 but presented for comparative purposes

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds:
Growth & income funds	$21,588,524
Target date retirement funds	14,639,610
International equity funds	4,853,413
Income funds	(2,406,229)
Growth funds	21,327,421
DO Common Stock	(3,358,622)

Net appreciation in fair value of investments	$56,644,117

5. Stable Value Fund

During 2013 and 2012, the Plan held an interest in the MIP II Fund. The MIP II Fund invests in investment contracts issued by insurance companies and other financial institutions, or wrap contracts, as well as fixed income securities and money market funds. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the MIP II Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The MIP II Fund imposes certain restrictions on the Plan, and the MIP II Fund itself may be subject to circumstances that impact its ability to transact at contract value. However, Plan management believes that the occurrence of events that would cause the MIP II Fund to transact at less than contract value is not probable.

The average yields earned by all wrap contracts held by the Plan’s common/collective trust fund was approximately 1.59% and 1.73% for the years ended December 31, 2013 and 2012, respectively. The average yields earned by the Plan for all wrap contracts held by the Plan’s common/collective trust funds based on the actual interest rates credited to participants were approximately 1.14% and 1.28% for the years ended December 31, 2013 and 2012, respectively.

6. Plan Tax Status

The Internal Revenue Service has determined and informed us by a letter dated September 16, 2011 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for plan years prior to 2010.

7. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The DO Common Stock investment option invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2013 and 2012, the Plan held 315,958 and 269,246 shares, respectively, of common stock of Diamond Offshore, with a cost basis of $21,288,584 and $18,786,204, respectively. During the year ended December 31, 2013 the Plan recorded dividend income of $997,729.

8. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks such as interest rates, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that change in the value of investment securities will occur in the near term and that some changes could materially affect participant account balances and the assets reported in the statement of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2013 and 2012, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2013, is as follows:

	2013	2012
Net assets available for benefits per the financial statements	$518,965,158	$418,364,450
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,418,264	2,852,997

Total net assets per Form 5500	$520,383,422	$421,217,447

Increase in net assets per the financial statements	$100,600,708
Adjustment from contract value to fair value for fully benefit-responsive stable value fund – December 31, 2013	1,418,264
Adjustment from contract value to fair value for fully benefit-responsive stable value fund – December 31, 2012	(2,852,997)

Net income per Form 5500	$99,165,975

DIAMOND OFFSHORE 401(k) PLAN

EIN 13-3560049 PN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2013

(a)	(b) Identity of Issue	( c) Description of Investment	(d) Cost		(e) Current Value
*	Fidelity Managed Income Portfolio II	Stable value fund	*	*	$100,754,736
*	Fidelity Growth Company Fund Class K	Growth fund	*	*	52,267,162
*	Fidelity Low-Priced Stock Fund Class K	Growth fund	*	*	22,330,973
	Dodge & Cox Stock Fund	Growth & income fund	*	*	50,321,336
	Invesco Diversified Dividend Fund R5	Growth & income fund	*	*	23,684,272
	PIMCO Total Return Fund – Institutional	Income fund	*	*	44,680,314
	PIMCO All Asset Fund – Institutional	Growth & income fund	*	*	1,625,232
	American Funds –EuroPacific-Growth Fund – Class R6	International equity fund	*	*	32,727,829
	Spartan 500 Index – Institutional	Growth & income fund	*	*	13,743,664
	Vanguard Extended Market Index Fund	Growth fund	*	*	7,287,247
	JP Morgan Large Cap Growth Class R6	Growth fund	*	*	6,629,053
	American Beacon Small Cap Value Fund – Institutional	Growth fund	*	*	2,037,637
	GS Satellite Strategies Portfolio – Institutional Shares	Growth fund	*	*	251,497
	T. Rowe Price Mid-Cap Growth Fund	Growth fund	*	*	18,598,869
	T. Rowe Price Retirement 2005 Fund	Target date retirement fund	*	*	257,982
	T. Rowe Price Retirement 2010 Fund	Target date retirement fund	*	*	2,871,950
	T. Rowe Price Retirement 2015 Fund	Target date retirement fund	*	*	5,798,777
	T. Rowe Price Retirement 2020 Fund	Target date retirement fund	*	*	17,849,239
	T. Rowe Price Retirement 2025 Fund	Target date retirement fund	*	*	9,688,352
	T. Rowe Price Retirement 2030 Fund	Target date retirement fund	*	*	13,226,044
	T. Rowe Price Retirement 2035 Fund	Target date retirement fund	*	*	9,719,061
	T. Rowe Price Retirement 2040 Fund	Target date retirement fund	*	*	17,804,485
	T. Rowe Price Retirement 2045 Fund	Target date retirement fund	*	*	10,979,063
	T. Rowe Price Retirement 2050 Fund	Target date retirement fund	*	*	9,849,838
	T. Rowe Price Retirement 2055 Fund	Target date retirement fund	*	*	1,124,532
	T. Rowe Price Retirement Income Fund	Target date retirement fund	*	*	1,225,255
*	Fidelity U.S. Treasury Money Market Fund	Money market fund	*	*	5,882,016
*	Diamond Offshore Drilling, Inc. Stock	Company stock	*	*	17,985,343

		Total Investments			501,201,758
*	Participant loans	Interest at 4.25% to 9.00%, maturing in years 2014 to 2024	—		14,552,157

	Total				$515,753,915

*	Party-in-interest.
**	Cost information not provided as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMOND OFFSHORE 401(k) PLAN

Date: June 16, 2014

	By:	\s\ Robert L. Charles
	Name:	Robert L. Charles
	Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.